UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Directorate Change

On August 22, 2025, the board of directors (the “Board”) of I-MAB (“I-Mab” or the “Company”) appointed Dr. Robert Lenz and Ms. Xin Liu as independent members of the Board, effective immediately. Ms. Liu has also been appointed as a member of the Audit Committee of the Board. The Board also formed a Research and Development Committee (the “R&D Committee”). Dr. Robert Lenz has been appointed as chairman of the R&D committee, with Dr. Sean Cao and Dr. Sean Fu appointed as members of the R&D committee.

Mr. Lielie Zhang resigned as a member of the Board, effective August 20, 2025, due to personal reasons and not as a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Dr. Lenz most recently served as Executive Vice President, Head of Research and Development of Neumora Therapeutics, Inc. (“Neumora”), a position he held from September 2023 to March 2025. Prior to Neumora, from 2012 to September 2023, Dr. Lenz served in various leadership roles at Amgen Inc.; including Senior Vice President, Head of Global Development, from May 2020 to September 2023, and Vice President, Head of Center for Design and Analysis, Inflammation, Neurology and Nephrology Development Franchise Head, from 2018 to 2020. Prior to joining Amgen in 2012, Dr. Lenz was with Abbott Laboratories from 2004 to 2012 also in roles of escalating responsibility, starting his career as Assistant Medical Director and serving as Divisional Vice President, Neuroscience, Anesthesia, Psychiatry Development from 2011 to 2012. Dr. Lenz completed his residency in Neurology at the University of California, Los Angeles and received his MD and PhD degrees from the University of Maryland School of Medicine. Dr. Lenz received his undergraduate degree from Dickinson College.

Ms. Xin Liu currently serves as Investment Director, Healthcare Group of Hony Capital, a position she has held since August 2023. Prior to that, from 2019 to September 2022, Ms. Liu was Vice President of Investment at CCBPE. From 2016 to 2018 she served as Investment Manager, Healthcare Investment Group at the Fosun Group. Ms. Liu earned a Master of Engineering, Enterprise Information System Engineering and Management from Harrisburg University, and a Master, Finance from the Massachusetts Institute of Technology. Ms. Liu received her undergraduate degree in finance and mathematics from Washington University in St. Louis.

Dr. Lenz will be entitled to applicable cash retainer fees and an initial and annual equity grant pursuant to the Company’s Non-Executive Director Compensation Policy. Ms. Liu will not receive any compensation for her service as a director or Audit Committee member. Dr. Lenz and Ms. Liu will enter into the Company’s standard form of indemnification agreement, the form of which is filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019. There are no arrangements or understandings between Dr. Lenz or Ms. Liu and any other persons pursuant to which they were appointed as directors, and there are no related-party transactions in which Dr. Lenz or Ms. Liu has an interest requiring disclosure.

Incorporation by Reference

A copy of the full text of the press release referenced above is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The information and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - I-Mab Announces the Appointment of Seasoned Biotech Executives to Board of Directors and the Scientific Advisory Board, and the Formation of a Research and Development Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: August 25, 2025